Exhibit 99.2

BERLIN 2025 ESMO congress

Efficacy and Safety of Anzutresgene Autoleucel (IMA203), a PRAME-directed T-cell Receptor T-cell Therapy, in Patients with Previously Treated Advanced or Metastatic Uveal Melanoma from a Phase 1 Trial

S. P. Patel[1], A.M. Tsimberidou[2], J.J. Luke[3], W. Alsdorf[4], A. Busse[5], S. C. DeVane[6], S. Hengler[7], N. Hilf[7], M.A. Kursunel[7], A. Mayer-Mokler[7], D. Pankov[6], C.M. Britten[7], M. Wermke[8], L.F. Hernandez-Aya

[1]University of Colorado, Aurora, CO; [2]University of Texas MD Anderson Center, Houston, TX; [3]University of Pittsburgh, Pittsburgh, PA; [4]University Medical Center Hamburg-Eppendorf, Hamburg, Germany; [5]Charité University Medicine Berlin, Berlin, Germany; [6]Immatics US Inc, Stafford, TX; [7]Immatics GmbH, Tuebingen, Germany; [8]University Hospital Dresden, Dresden, Germany; [9]University of Miami, Miller School of Medicine, Miami, FL.

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Sapna Patel, MD

Presidential Symposium III

Proffered Paper #1600O

20 October 2025

DECLARATION OF INTERESTS

Institutional clinical trial support: Linnaeus, Replimune

Advisory board, steering committee, data safety monitoring board, consulting: Bristol-Myers Squibb, Daiichi Sankyo, Fortvita, Ideaya, Immatics, IO Biotech, MSD, Natera, Novartis, Obsidian, Pfizer, Replimune, Scancell, TriSalus Life Sciences, T3 Pharmaceuticals, Sun Pharmaceuticals, Veda Trials

Commercial Medical Education providers: Clinical Education Alliance, Clinical Care Options, MJH Life Sciences, Melanoma Research Foundation, Vindico Medical

The views and opinions expressed in this presentation are those of the presenter and do not necessarily represent the views of Immatics U.S. Inc. or its affiliates. The data discussed in this presentation are part of a study sponsored by Immatics U.S. Inc. Any statements about future development plans or anticipated results are solely those of the presenter and do not necessary reflect that of Immatics U.S. Inc.

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In a cold tumour, does targeting a highly expressed antigen with TCR T - cell therapy lead to clinical benefit?

A C B D Chattopadhyay C,… Patel SP. Cancer . 2016. Reproduced with corresponding author permission. Uveal Melanoma: The Disease Posterior uvea Anterior uvea Ciliary body Choroid layer Iris Retina Sclera Vitreous Humor Choroid layer melanoma Ciliary body melanoma Iris melanoma • Most common tumor of the adult eye • Worldwide incidence of 0.6 - 0.7 per 100,000 Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 4 • Hepatic failure most common cause of death

Uveal Melanoma: The Dilemma

FDA approvals for melanoma rarely demonstrate efficacy in rare subtypes



1995
Interferon α-2b
(Intron A)
1998
Aldesleukin
(Proleukin)
2011
Peginterferon α-2b
(Sylatron)
Ipilimumab
(Yervoy)
Vemurafenib
(Zelboraf)
2013
Dabrafenib
(Tafinlar)
Trametinib
(Mekinist)
2014
Nivolumab
(Opdivo)
Pembrolizumab
(Keytruda)
Nivolumab + Ipilimumab
(Opdivo + Yervoy)
2015
Cobimetinib
(Cotellic)
T-vec
(Imlygic)
2018
Encorafenib
(Braftovi)
Binimetinib
(Mektovi)
2020
Atezolizumab
(Tecentriq)
2022
Tebentafusp
(Kimmtrak)
Nivolumab+Relatlimab
(Opdualag)
2023
Melphalan
(Hepzato Kit)
2024
Lifileucel
(Amtagvi)
Nivolumab + hyaluronidase
(Opdivo Qvantig)
2025
Pembrolizumab +
berahyaluronidase
(Keytruda Qlex)

Adapted from Citeline Disease Analysis (updated Oct 2024) for most approvals; FDA announcements for Kimmtrak (2022) and Amtagvi (2024).

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5

Uveal Melanoma: The Dilemma FDA approvals for melanoma rarely demonstrate efficacy in rare subtypes 2015 (Cotellic) 201 4 2018 2020 ( T ecentriq) 2022 T ebentafusp (Kimmtrak) 2013 2024 2023 Melphalan (Hepzato Kit) 2025 Nivolumab + Ipilimumab (Opdivo + Yervoy) Adapted from Citeline Disease Analysis (updated Oct 2024) for most approvals; FDA announcements for Kimmtrak (2022) and Amtagvi (2024). Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 6

Anzu-cel (IMA203): TCR-based Therapy Targeting PRAME

PRAME is expressed in more than 50 cancers

Indication	% PRAME+ Patients[1]
Cutaneous melanoma	95%
Uterine carcinoma	95%
Uterine carcinosarcoma	95%
Synovial sarcoma	95%
Uveal melanoma[2]	**90%**
Mucosal melanoma	90%
Ovarian carcinoma (clear cell, endometroid)	85%
Squamous cell NSCLC	70%
Triple-negative breast carcinoma	65%
Small cell lung cancer	45%
Esophageal small cell carcinoma	45%
Renal papillary cell carcinoma	40%
Cholangiocarcinoma	35%
HER2-enriched breast carcinoma	30%
Adenocarcinoma NSCLC	25%
Head & neck squamous cell carcinoma	25%
Hepatocellular carcinoma	20%
Bladder carcinoma	20%

Mechanism of action of anzu-cel

Investigational product


anzu-cel
(IMA203)
PRAME-HLA-A*02:01 complex
Intracellular PRAME
Other proteins
Proteasome
Peptides
HLA-A*02:01
Engineered PRAME-specific TCR
Tumour cell

Anzutresgene autoleucel (anzu-cel, formerly IMA203), [1]Data on file: PRAME target prevalence is based on a proprietary mass spec-guided expression threshold applied to RNAseq and/or IHC data (approximate values; values between 95-100% shown as 95%); [2]PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from 61 clinical trial patients demonstrates substantial higher prevalence of ~90% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: primarily late-stage/metastatic tumor samples; HER2, Human epidermal growth factor receptor 2; HLA, human leukocyte antigen; NSCLC, non-small cell lung cancer; PRAME, preferentially expressed antigen in melanoma; TCR, t-cell receptor.

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Phase 1 Study Design: Anzu-cel in Advanced Solid Tumours Expressing PRAME

Key Objectives

Primary:
- Tolerability
- Determination of RP2D

Secondary:
- Anzu-cel T-cell engraftment, persistence
- Efficacy

Key Eligibility Criteria

- Advanced and/or metastatic solid tumor
- Age ≥ 18 years
- ECOG PS 0-1
- HLA-A*02:01 positive (blood)
- PRAME positive (mRNA)
- No active brain metastasis

Patient Journey


SCREENING/MANUFACTURING
TREATMENT / OBSERVATION
FU
HLA-A*02:01 Testing
blood
Prevalence[1]:
US: 41%
EU: 48%
PRAME Testing
Biopsy or archived tissue
Leukapheresis
Manufacturing of anzu-cel
~2 weeks turnaround time
Lymphodepletion
Fludarabine 30mg/m²
Cyclophosphamide 500mg/m²
Days -6 to -3
Anzu-cel
One-time infusion
Low Dose IL-2[a]
1M IU SUBQ Days 1-5;
1M IU SUBQ BID Days 6-10
[a] Outpatient administration at investigator's discretion.

BID, twice daily; ECOG PS, Eastern Cooperative Oncology Group performance status; FU, follow-up; HLA, human leukocyte antigen; IL, interleukin; IU, international unit; mRNA, messenger ribounucleic acid; QC, quality control; RP2D, recommended phase 2 dose at 1-10x10^9 TCR T cells; SUBQ, subcutaneous.

1. Gragert L et al. Hum Immunol, 2013;74:1313-1320 and census numbers

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8

Anzu-cel Phase 1 Study: Patient Disposition



Total Safety Population
(N=74)
RP2D defined at
1-10 x 10⁹ TCR T cells
n=1 in Phase 1a
started lymphodepletion but did not receive IMA203
n=27
Phase 1a Dose Escalation
(DL1-4)
n=46
Phase 1b Dose Expansion
(RP2D)
n=13
non-melanoma
Melanoma Efficacy Population
(n=33)
n=14
cutaneous melanoma
n=16
uveal melanoma
n=3
other melanoma[a]
Infused TCR T-cell dose:
median 3.94 x 10⁹

Data cutoff: Sep 24, 2025.
[a] Mucosal melanoma n=2, melanoma of unknown primary n=1;
DL, dose level; RP2D, recommended phase 2 dose at 1-10x10⁹ TCR T cells; cORR, confirmed overall response rate; TCR, T-cell receptor.

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N=16 Baseline Characteristic 62 (32, 74) Age, median (range) 10 (63) Female, n (%) 7 (44) Baseline ECOG status 1, n (%) 9 (56) LDH ≥ ULN, n (%) 19 / 75 / 6 AJCC stage* , IV M1a/b/c, % 10 (3, 21) Median target lesion SPD, cm (range) 13 (81) Liver and extrahepatic metastasis , n (%) 2 (13) Liver metastasis only , n (%) 1 (6) Extrahepatic metastasis only , n (%) N=16 Prior therapy 2 (0, 6) Systemic therapies, median (range) 10 (63) Tebentafusp, n (%) 1 (6) Brenetafusp, n (%) 16 (100) Liver - directed therapies , n (%) 2 (13) Melphalan hepatic delivery system, n (%) ECOG, Eastern Cooperative Oncology Group; LDH, lactate dehydrogenase; ULN, upper limit of normal. Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 10 Demographics: Uveal Melanoma *AJCC Uveal Melanoma 8 th ed. M1a = largest tumor up to 3 cm M1b = 3.1 - 8 cm M1c = >8 cm Data cutoff: Sep 24, 2025.

Anzu-cel: Safety in Uveal Melanoma

TEAEs in ≥25% of patients, n (%)	n=16 Any Grade	Grade 3/4
Blood and lymphatic system disorders	**15 (94)**	**15 (94)**
Neutropenia	15 (94)	15 (94)
Anemia	12 (75)	8 (50)
Thrombocytopenia	9 (56)	6 (38)
Leukopenia	6 (38)	6 (38)
Lymphopenia	4 (25)	4 (25)
Gastrointestinal disorders	**15 (94)**	**0 (0)**
Nausea	13 (81)	0 (0)
Constipation	4 (25)	0 (0)
Diarrhea	4 (25)	0 (0)
Vomiting	4 (25)	0 (0)
General disorders/administration. site conditions	**10 (63)**	**0 (0)**
Fatigue	8 (50)	0 (0)
Pyrexia	5 (31)	0 (0)
Chills	4 (25)	0 (0)
Investigations	**9 (56)**	**2 (13)**
ALT/AST increased	8 (50)	2 (13)
Blood creatinine increased	5 (31)	0 (0)
C-reactive protein increased	4 (25)	0 (0)
Metabolism and nutrition disorders	**7 (44)**	**2 (13)**
Hyponatremia	5 (31)	2 (13)
Hypokalemia	4 (25)	0 (0)
Skin and subcutaneous tissue disorders	**7 (44)**	**2 (13)**
Rash/rash maculo-popular	7 (44)	2 (13)
Nervous system disorders	**6 (38)**	**0 (0)**
Headache	6 (38)	0 (0)

Adverse Events of Special Interest, n (%)	n=16 Any Grade
CRS, any grade	**16 (100)**
Grade 1	6 (38)
Grade 2	7 (44)
Grade 3	3 (19)
ICANS, any grade	**2 (13)**
Grade 1	0
Grade 2	0
Grade 3	2 (13)
HLH[1], any grade	**1 (6)**
Grade 1	0
Grade 2	1 (6)
Grade 3	0

No Grade 4 or 5 AESIs were observed

- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
- Expected and manageable CRS, mostly Grade 1-2, consistent with mechanism of action
  - Median day of onset (range): 1 (0, 3)
  - Median duration, days (range): 9 (2, 28)
  - Most CRS resolved by day 14
  - No long-term CRS
- No anzu-cel-related Grade 5 events

Tolerability in uveal melanoma is generally consistent with full anzu-cel tolerability profile

Data cutoff: Sep 24, 2025. Patients are counted only once per adverse event and severity classification.
[1] HLH was reported as HLH-like syndrome; AESI, adverse event of special interest; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CRS, cytokine release syndrome; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; TEAE, treatment-emergent adverse event.

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- 18 - 23 - 25 - 38 - 40 - 41 - 42 - 44 - 48 - 51 - 59 - 65 - 78 - 79 - 84 - 100 - 50 0 - 6 50 PD SD PR cPR ongoing Anzu - cel: Best Overall Response in Uveal Melanoma Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST 1.1) Confirmed ORR*: 67% (10/15) *all responses confirmed PR ORR: 69% (11/16) DCR: 88% (14/16) PR n=16 Data cutoff: Sep 24, 2025. Uveal melanoma population excludes 1 patient with ongoing unconfirmed PR from cORR; a Maximum change of target lesions and RECIST1.1 response at different timepoints. b Patient off study at data cutoff date (withdrew consent). 14/16 patients had liver target lesions with median best change of longest diameter of liver target lesions (range) of - 49.6% ( - 100, 10). cPR, (confirmed) partial response; RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease; PD, progressive dis ease; ORR, objective response rate; DCR, disease control rate at week 6. Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 12

Months Post T - Cell Infusion Change in Sum of Longest Diameter of TargeLt esi on s fro m B as eli ne (%) BL PR n=16 Anzu - cel: Duration of Response in Uveal Melanoma cPR A - DL5 - 01 A - DL5 - 10 A - DL5 - 19 A - DL5 - 21 A - DL5 - 26 A - DL5 - 32 A - DL4 - 10 A - DL5 - 34 A - DL4 - 09 a A - DL5 - 12 A - DL5 - 18 A - DL5 - 20 A - DL4 - 06 A - DL5 - 35 PR SD PD ongoing - 50 0 50 0 3 12 6 9 15 - 100 A - DL5 - 24 A - DL5 - 36 Data cutoff: Sep 24, 2025. a Patient out of study at data cutoff (withdrew consent); BL, baseline; (c)PR, (confirmed) partial response; DOR, duration of response; PD, progressive disease; SD, stable disease. Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 13 ongoing until month 33 ongoing until month 18

Months Post T - Cell Infusion - 50 0 50 Change in Sum of Longest Diameter of Target Lesions from Baseline (%) 0 3 12 6 9 15 BL PR Anzu - cel: Duration of Response in Uveal Melanoma - 100 cPR A - DL5 - 01 A - DL5 - 10 A - DL5 - 19 A - DL5 - 21 A - DL5 - 26 A - DL5 - 32 A - DL4 - 10 A - DL5 - 34 A - DL4 - 09 a PR n=16 ongoing ongoing until month 33 ongoing until month 18 Median DOR 1 : 11.0 months (range: 4.4, 31.6) Minimum FU of patients with ongoing responses: 4.6 months A - DL5 - 24 A - DL5 - 36 Data cutoff: Sep 24, 2025. 1 DOR: time from the first documented evidence of a partial response (PR) until disease progression or death a Patient out of study at data cutoff (withdrew consent); BL, baseline; (c)PR, (confirmed) partial response; DOR, duration of response; PD, progressive disease; SD, stable disease. Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 14

Anzu - cel: Survival Outcomes in Uveal Melanoma Progression - Free Survival (median follow - up: 10.4 months) Median PFS: 8.5 months (range: 1.4, 32.9) 12 - month PFS: 39% Overall Survival (median follow - up: 14.3 months) Median OS: not reached (range: 4.3+, 34.2+) 12 - month OS: 71% 100 50 PFS (%) 100 50 OS (%) 0 0 2 4 0 6 1 2 1 8 24 18 12 6 0 Time (months) Time (months) 1 3 7 14 16 Patients at risk 1 1 3 10 16 Patients at risk 5 5 4 1 0 Events 9 9 9 6 0 Events 6 - month PFS: 69% Data cutoff: Sep 24, 2025. PFS and OS censored at data cutoff; OS, overall survival; PFS, progression - free survival. Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 15

Patient Case: Response After Prior PRAME - directed Treatment A - DL5 - 36 • 44 years of age (female) • Prior lines of treatment = 1 – PRAME - directed treatment – Time on treatment: Oct 2023 - Dec 2024 – BOR: SD/No Response – Anzu - cel infusion: Jan 2025 • Tumor burden – Hepatic - only disease – Two target lesions • T - cell dose – 7.93  10 9 infused TCR T cells • Best overall response – cPR, - 65% – Ongoing at 8.7 months 0 6 100 75 50 25 - 25 - 50 - 75 - 100 2 4 Months Post T - cell Infusion Longest Diameter Change From Baseline (%) BL PR Sum TL1 - Liver TL2 - Liver Data cutoff: Sep 24, 2025. CT scans courtesy of treating physician (Diwakar Davar, University of Pittsburgh); BOR, best overall response; cPR: confirmed pa rti al response; PRAME, preferentially expressed antigen in melanoma; SOD: sum of diameter; TL: target lesion Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 16

• Anzu - cel tolerability profile: – Most frequent TEAEs: anticipated cytopaenias – CRS was mostly grade 1 - 2 • One - time infusion of anzu - cel in this cohort shows high response rates to immunotherapy for patients with metastatic uveal melanoma: – 67% cORR and 11.0 months mDOR – mPFS: 8.5 months (mFU: 10.4 months) and mOS not reached (mFU: 14.3 months) • Antitumor activity of anzu - cel was observed in patients with prior TCR - based or PRAME - targeted therapies mPFS, median progression - free survival; mOS, median overall survival. Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 17 Conclusions Data cutoff: Sep 24, 2025. cORR, confirmed objective response rate; CRS, cytokine release syndrome; ICANS, Immune effector cell - associated neurotoxicity syndrome; mDOR, median duration of response; mFU, median follow - up;

In a cold tumour, targeting a highly expressed antigen (PRAME) with TCR - specific T cells results in clinical activity. These results are being verified in a Phase 2 extension cohort. 18

Thank You – Study Participants & Caregivers

Clinical Trial Sites

Sapna Patel	University of Colorado Cancer Center Aurora, CO, USA (current) University of Texas MD Anderson Cancer Center Houston, TX, USA (during study conduct)
Apostolia Tsimberidou	University of Texas MD Anderson Cancer Center Houston, TX, USA
Jason Luke	Strand Therapeutics (current) University of Pittsburgh Medical Center Pittsburgh, PA, USA (during study conduct)
Winfried Alsdorf	University Medical Center Hamburg – Eppendorf Hamburg, Germany
Antonia Busse	Charite University Medicine Berlin, Germany
Martin Wermke	University Hospital Dresden Dresden, Germany
Leo Hernandez-Aya	University of Miami, Miller School of Medicine Miami, FL, USA

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Anzu-cel Phase 1 Study
Sponsor: Immatics

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Supplemental Data Content of this presentation is copyright and responsibility of the author and the sponsor. Permission is required for re - use. 20

Anzu-cel in UM: Responses of Metastatic Lesions


Median shrinkage
-49.6%
(n=26)
-28.6%
(n=3)
-51.6%
(n=6)
-76.7%
(n=6)
-46.2%
(n=11a)
Best % change of diameter from baseline
100
75
50
25
0
-25
-50
-75
-100
Liver
Lung
Lymph Node
Abdomen/
Peritoneum
Other

Data cut-off Sep 24, 2025

[a] Other: kidney, pelvis, pericardium, pleura, retroperitoneum, skin, soft tissue, gluteal, dorsal.
Each data point represents shrinkage of a target lesion, respectively.

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Patients with Uveal Melanoma Treated with Anzu-cel in Phase 1b Dose Expansion (n=16)

Patient ID	Indication	No of prior treatment lines	Prior treatments	Prior local liver-directed treatments	Total infused dose TCR-T cells[1] [x10^9]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-34	Uveal Melanoma	1	Tebentafusp		3.68	cPR	-58.7	Ongoing response at 10.4 months PFS	
A-DL5-36	Uveal Melanoma	1	Brenetafusp	*Liver ablation*	7.93	cPR	-64.9	Ongoing response at 8.7 months PFS	
A-DL5-32	Uveal Melanoma	6	Ipilimumab + Nivolumab Tebentafusp Melphalan Ipilimumab + Nivolumab DYP-688 Ipilimumab + Nivolumab	*1.Local radiopharmaceutical therapy with Y-90* *2.Melaphlan*	3.18	cPR	-39.5	Patient discontinued tumor assessments; censored at last assessment with ongoing response and 6 months PFS	
A-DL4-09	Uveal Melanoma	3	Ipilimumab + Nivolumab Darovasertib Tebentafusp	*Embolization of right hepatic artery*	1.62	PR	-43.8	Patient withdrew consent with unconfirmed PR, last evaluable scan prior to termination at 6.0 months PFS	
A-DL5-01	Uveal Melanoma	1	ARRY614 + Nivolumab		4.16	cPR	-84.2	Response until 32.9 months PFS	New lesions
A-DL5-26	Uveal Melanoma	2	Melphalan Tebentafusp	*Melphalan*	8.14	cPR	-78.4	Response until 17.6 months PFS	New lesion
A-DL5-21	Uveal Melanoma	2	Valproic acid + Sunitinib Tebentafusp		7.19	cPR	-78.8	Response until 12.4 months PFS	Non-target lesion progression
A-DL5-20	Uveal Melanoma	5	Ipilimumab + Pembrolizumab Tebentafusp Ipilimumab + Nivolumab IDE196 + Binimetinib FHD-286		8.43	SD	-17.6	Stable disease until 8.6 months PFS	Non-target lesion progression

[1] Transduced viable CD8 T cells;
BOR: Best overall response; DL: Dose level; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; PFS: Progression-free survival (censored at data-cut)

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Data cut-off Sep 24, 2025

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Patients with Uveal Melanoma Treated with Anzu-cel in Phase 1b Dose Expansion (n=16)

Patient ID	Indication	No of prior treatment lines	Prior treatments	Prior liver-directed treatments	Total infused dose TCR-T cells[1] [x10^9]	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
A-DL5-19	Uveal Melanoma	6	Pembrolizumab Clinical trial intrahepatic PV10 Ipilimumab + Nivolumab Clinical trial Anti-CTLA-4 NF AB + XRT Clinical trial foghorn FHD-286 Pembrolizumab	*Clinical trial intrahepatic PV10*	5.42	cPR	-50.9	Response until 8.5 months PFS	Non-target lesion progression
A-DL5-24	Uveal Melanoma	3	NOX66-005 Idronoxil with radiotherapy IDE196 + Crizotinib LVGN3616 + LVGN6051 + LVGN7409 + Bevacizumab + Cyclophosphamide		2.89	cPR	-48.1	Response until 6.2 months PFS	Non-target lesion progression and new lesions
A-DL4-10	Uveal Melanoma	1	Tebentafusp		1.62	cPR	-41.7	Response until 6.0 months PFS	Target lesion progression and new lesion
A-DL5-10	Uveal Melanoma	1	SEAGEN CD40 Agonist + Pembrolizumab		2.68	cPR	-40.8	Response until 5.8 months PFS	Target lesion progression
A-DL5-18	Uveal Melanoma	2	Tebentafusp Ipilimumab + Nivolumab		5.71	SD	-25.4	Disease stabilization until 5.5 months PFS	New lesion
A-DL5-12	Uveal Melanoma	3	Tyrosinase peptides Nivolumab + Ipilimumab Tebentafusp		4.50	SD	-22.6	Disease stabilization until 3.5 months PFS	Target and non-target lesion progression, new lesions
A-DL5-35	Uveal Melanoma	2	Tebentafusp Ipilimumab + Nivolumab		3.71	PD	-37.5	Progressive disease at 1.4 months PFS	Non-target lesion progression
A-DL4-06	Uveal Melanoma	0	NA		2.56	PD	-6.3	Progressive disease at 1.4 months PFS	New lesion

Data cut-off Sep 24, 2025

[1] Transduced viable CD8 T cells;
BOR: Best overall response; DL: Dose level; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; PFS: Progression-free survival (censored at data-cut)

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